December 5, 2007

Mail Stop 6010

By U.S. Mail and facsimile to (714) 247-8679

Aimee S. Weisner
Executive Vice President, Administration, General Counsel & Secretary
Advanced Medical Optics, Inc.
1700 E. St. Andrew Place
Santa Ana, California 92705

>   **Re: Advanced Medical Optics, Inc.**
>   **Definitive 14A**
>   **Filed April 17, 2007**
>   **File No. 001-31257**

Dear Ms. Weisner:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3444.

>   Sincerely,

>   Perry J. Hindin
>   Special Counsel